# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HashiCorp, Inc., CIK 0001720671
CUSIP: 418100103
Title of class of securities: Class A Common Stock, $0.000015 par value per share
Address of issuer's principal executive offices: 101 2ND STREET, SUITE 700, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-034088
Filed by CIK 0001894737

## Reporting persons
- David McJannet: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,043,025; shared voting power 2,777,525; sole dispositive power 4,043,025; shared dispositive power 2,777,525; aggregate amount beneficially owned 6,820,550 (4.1% of the class)

## Item 1. Issuer
Name of issuer: HashiCorp, Inc.
Address of issuer's principal executive offices: 101 Second Street, Suite 700 San Francisco, CA, 94105

## Item 2. Person Filing
Name of person filing: David McJannet
Address of principal business office or, if none, residence:
c/o HashiCorp, Inc.
101 Second Street, Suite 700
San Francisco, California 94105
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
6,820,550

The amount set forth above includes (i) 465,978 shares of Class A common stock and 143,409 shares of Class B common stock held of record by David McJannet (the "Reporting Person"); (ii) 3,433,638 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2024; (iii) 1,355,425 shares of Class B common stock held of record by a family trust for which the Reporting Person serves as a trustee and (iv) 1,422,100 shares of Class B common stock held of record by held of record by other McJannet family trusts.
Percent of class:
4.1

The Percent of Class assumes conversion of all of the Reporting Person's Class B common stock into Class A common stock, resulting in a total of 167,990,208 shares of Class A common stock outstanding (which reflects the sum of (x) 161,635,636 shares of Class A common stock outstanding as of December 2, 2024 and (y) 6,354,572 shares of Class A common stock issuable on conversion of the Reporting Person's Class B common stock). Based on the total of 204,447,369 shares of the Issuer's common stock outstanding as of December 2, 2024 (as reported in the Issuer's Form 10-Q for the quarterly period ended October 31, 2024 filed with the Securities and Exchange Commission on December 5, 2024, and including 42,811,733 shares of Class B common stock), the Reporting Person beneficially owns 3.3% of the Issuer's total outstanding common stock as of December 31, 2024.
Sole power to vote or to direct the vote: 4,043,025
Shared power to vote or to direct the vote: 2,777,525
Sole power to dispose or to direct the disposition: 4,043,025
Shared power to dispose or to direct the disposition: 2,777,525

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David McJannet: /s/ David McJannet, David McJannet (02/13/2025)